Exhibit 99.2

XL Financial Assurance Ltd.
(Incorporated in Bermuda)

Financial Statements
For the years ended December 31, 2003, 2002 and 2001
(expressed in U.S. dollars)

February 10, 2004

Report of Independent Auditors

To the Shareholders and Board of Directors of
XL Financial Assurance Ltd.

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of XL Financial Assurance Ltd. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Hamilton, Bermuda

XL Financial Assurance Ltd.
 Balance Sheets
As of December 31, 2003 and 2002

(U.S. dollars in thousands, except share amounts)

	2003	2002

Assets:
Investments:
Fixed maturities, at fair value
(amortized cost: 2003 - $542,600; 2002 - $273,241)	$543,748	$279,296
Short-term investments, at fair value
(amortized cost: 2003 - $40,286; 2002 - $76,411)	40,312	76,451

Total investments available for sale	584,060	355,747

Cash and cash equivalents	26,346	125,073
Accrued investment income	7,420	1,926
Deferred acquisition costs	51,477	19,324
Prepaid reinsurance premiums	98,048	71,129
Reinsurance balances receivable	33,446	21,066
Unpaid losses and loss expenses recoverable	7,745	3,678
Amounts due from parent and affiliates	18,342	13,769
Derivative assets	4,826	1,375
Other assets	52	79

Total assets	$831,762	$613,166

Liabilities, redeemable preferred shares and shareholders’ equity
Liabilities:
Unpaid losses and loss expenses	$35,899	$14,064
Deferred premium revenue	348,719	188,464
Reinsurance balances payable	6,275	23,697
Net payable for investments purchased	13	168
Accounts payable and accrued liabilities	1,249	1,139
Derivative liabilities	7,018	17,643
Dividend payable on preferred shares	1,950	1,950

Total liabilities	$401,123	$247,125

Redeemable preferred shares:
Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
December 31, 2003 and 2002, respectively)	$44	$44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,057 issued and outstanding as at
December 31, 2003 and 2002, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	1,174	6,095
Retained earnings	169,565	100,046

Total shareholders’ equity	$391,639	$327,041

Total liabilities, redeemable preferred shares and shareholders’ equity	$831,762	$613,166

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
 Statements of Income and Comprehensive Income
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands)

	2003	2002	2001

Revenues:
Net premiums earned	$77,582	$40,811	$16,869
Net investment income	16,885	20,163	18,940
Net realized gains on investments	1,246	8,569	11,096
Net realized and unrealized gains (losses) on derivative instruments	35,059	22,865	(8,984)

Total revenues	$130,772	$92,408	$37,921

Expenses:
Losses and loss expenses	$17,770	$4,353	$4,362
Acquisition costs	29,727	12,188	4,074
Operating expenses	7,114	6,375	5,912

Total expenses	$54,611	$22,916	$14,348

Net income before cumulative effect of accounting change	$76,161	$69,492	$23,573

Cumulative effect of accounting change	-	-	(1,350)

Net income	$76,161	$69,492	$22,223

Comprehensive Income:
Net income	$76,161	$69,492	$22,223

Unrealized (depreciation) appreciation of investments	(3,675)	12,666	9,162
Less: reclassification for gains realized in income	1,246	8,569	11,096

Other comprehensive (loss) income	$(4,921)	$4,097	$(1,934)

Comprehensive income	$71,240	$73,589	$20,289

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
 Statements of Changes in Shareholders' Equity
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except share amounts)

	2003	2002	2001

Common Shares - Authorized
Number of shares, beginning of year	2,057	2,057	2,057

Number of shares, end of year	2,057	2,057	2,057

Common Shares - Issued
Balance - beginning of year	$247	$247	$247

Balance - end of year	$247	$247	$247

Additional Paid-in Capital
Balance - beginning of year	$220,653	$220,653	$220,653

Balance - end of year	$220,653	$220,653	$220,653

Accumulated Other Comprehensive Income
Balance - beginning of year	$6,095	$1,998	$3,932
Other comprehensive income (loss)	(4,921)	4,097	(1,934)

Balance - end of year	$1,174	$6,095	$1,998

Retained Earnings
Balance - beginning of year	$100,046	$37,237	$17,603
Net income	76,161	69,492	22,223
Dividends on preferred shares	(6,642)	(6,683)	(2,589)

Balance – end of year	$169,565	$100,046	$37,237

Total Shareholders’ Equity	$391,639	$327,041	$260,135

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
 Statement of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands)

	2003	2002	2001

Cash flows provided by operating activities:
Net income for the year	$76,161	$69,492	$23,573
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(1,246)	(960)	(11,358)
Amortization of discount on fixed maturities	1,429	(1,108)	(991)
Net realized (gains) losses on investment derivatives	(2,304)	(7,609)	262
Net realized and unrealized gains on credit derivatives
excluding cash received and paid	(14,076)	(6,875)	19,710
Accrued investment income	(5,494)	1,162	488
Unpaid losses and loss expenses	21,835	7,472	4,788
Deferred premium revenue	160,255	104,708	45,713
Unpaid losses & loss expenses recoverable	(4,067)	(3,119)	(426)
Deferred acquisition costs	(32,153)	(4,140)	(9,156)
Amounts due from parent and affiliates	(4,573)	(12,246)	(1,481)
Accounts payable and accrued liabilities	110	(629)	1,297
Prepaid reinsurance premiums	(26,919)	(60,163)	(10,498)
Reinsurance balances receivable	(12,380)	1,105	(18,007)
Reinsurance balances payable	(17,422)	18,834	4,478
Other assets	27	8	(59)
Portfolio transfer	-	-	25,670

Total adjustments	63,022	36,440	50,430

Net cash provided by operating activities	139,183	105,932	74,003

Cash flows provided by (used in) investing activities:
Proceeds from sale of fixed maturities and short-term investments	491,116	2,154,874	2,285,559
Proceeds from redemption of fixed maturities and short-term
investments	4,526,126	366,527	18, 959
Purchase of fixed maturities and short-term investments	(5,248,510)	(2,545,838)	(2,343,940)

Net cash used in investing activities	(231,268)	(24,437)	(39,422)

Cash flows used in financing activities:
Dividends paid on preferred shares	(6,642)	(6,665)	(1,492)

Net cash used in financing activities	(6,642)	(6,665)	(1,492)

Increase (decrease) in Cash and Cash Equivalents	(98,727)	74,830	33,089

Cash and Cash Equivalents – Beginning of year	125,073	50,243	17,154

Cash and Cash Equivalents – End of year	$26,346	$125,073	$50,243

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

1.   Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). At December 31, 2003 and 2002, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit derivatives execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. The Company’s reinsurance guarantees payments when due of scheduled payments on an insured obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On June 30, 2003, the Company terminated the agreement. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2.   Significant Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Premiums and Acquisition Costs

Up-front premiums written and assumed are earned on a pro-rata basis over the period the coverage is provided. Installment premiums are recorded as written when reported and earned over the related installment period, which is generally one year or less.

Deferred premium revenue represents the portion of reinsurance premiums written which is applicable to the unexpired terms of policies in force. When a policy is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, is recognized in income at that time.

Certain costs incurred, relating to and varying with the production of new business, have been deferred. These costs include ceding commissions paid to the reinsured. The Company considers the present value of future premiums under installment contracts written when determining the recoverability of deferred acquisition costs. The deferred acquisition costs are amortized over periods in which the related premiums are earned, except for acquisition costs incurred from business assumed from XL Capital Assurance Inc., which are amortized over a straight-line basis over five years.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavourable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance premiums ceded are expensed and commissions recorded thereon are earned on a pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded that is applicable to the unexpired term of policies in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for any estimated unrecoverable reinsurance.

Investments

Investments in fixed maturity securities are designated as available for sale and are carried at fair value. The fair value of investments is based on quoted market values received from recognized pricing services or dealer quotes. Any resulting unrealized gains or losses are reflected as a separate component of shareholders’ equity and included in other comprehensive income. Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

The Company’s process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

applicable, of the securities in question and (v) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company’s analysis of the above factors results in the Company’s conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made. For fixed income securities, the Company estimates the securities future cash flows to determine the appropriate amortization rate.

With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

Bond discounts and premiums are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income.

Short-term investments comprise securities with remaining maturities equal to or greater than ninety days but less than one year. All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of specific identification. Investment income is recognized when earned and includes interest together with the amortization of premium and discount on fixed maturities and short-term investments.

Losses and Loss Expenses

The Company maintains an incurred but not reported loss reserve, which is estimated by management from an actuarial analysis of earned premium, par amounts outstanding, and other credit risk characteristics inherent in the pooled demographics of the in-force risk exposure.

In addition, case specific reserves for unpaid loss and loss expenses are recorded, as advised, by the primary insurers. The primary insurers establish case reserves for individual distressed credits when, in their management’s opinion, the future loss is deemed probable and estimable at the balance sheet date. There is usually a single reporting period lag between primary and reinsurer as it relates to the timing of any such case specific reserves.

Management of the Company periodically re-evaluates its estimates for losses and loss expenses and establishes reserves that management believes are adequate to cover the ultimate net cost of claims. Estimates of loss and allocated loss expenses are subject to large potential errors of estimation, due to the fact that the ultimate dispositions of claims incurred prior to the financial statement date, whether reported or not, are subject to the outcome of events that have not yet occurred. Examples of these events include changes in the level of interest rates, changes in the rate of exchange of currency, currency inconvertibility or inability to withdraw funds held in a foreign country resulting from restrictions imposed by a government authority, and changes in the value of specific assets or commodities. Any estimate of future costs is subject to the inherent limitation on management’s ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and loss expenses will vary, perhaps materially, from any estimate.

Management believes they have employed techniques and assumptions that are appropriate, and the conclusions contained herein are reasonable, given the information currently available. However, it should be recognized that

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

future loss emergence will likely deviate, perhaps materially, from management’s estimates. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on updated actuarial review. Any such adjustments are reflected in income in the year in which the adjustments are made.

Cash and Cash Equivalents

Cash equivalents include fixed interest deposits with a maturity of under 90 days when purchased.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates of fair value of similar issues. Fair values are reported in notes 3 and 18.

Derivative Instruments

Credit derivatives are recorded at fair value which is determined using models developed by the Company and is dependent upon a number of factors including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. The change resulting from movements in credit quality and spreads is unrealized as the credit derivatives are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract and are included in net realized and unrealized gains and losses on derivative instruments as shown in the statement of income.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 does not affect the classification or measurement of shares that are conditionally redeemable, such as the Company’s preferred shares, but rather addresses the classification and measurement of mandatorily redeemable financial instruments. Under FAS 150, mandatorily redeemable financial instruments are classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. Under the terms of the Company’s preferred shares, the instrument may be callable and/or putable at certain dates. However, the combination of these embedded features does not render the shares mandatorily redeemable because the redemption features are considered conditional. Upon implementation of FAS 150, the Company will reclassify its redeemable preference shares into shareholders equity. The Company’s preferred shares would be considered mandatorily redeemable on the date the condition is resolved (when either party exercises its option). FAS 150 also does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.

In April 2003, FASB issued Statement No. 149. “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 also clarifies the types of financial guarantee contracts that are included in the scope exception of SFAS 133 and the characteristics of a derivative that contains financing components. SFAS 149 is

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The adoption of SFAS 149 did not have a material effect on the Company’s financial condition and results of operations.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. In December 2003, FASB issued a revision to FIN 46 (FIN 46-R) which clarified several provisions of FIN 46, superceded the related FASB Staff Positions (FSPs), and amended the effective date and transition of the pronouncement, except for certain types of entities. The Company is required to apply the provisions of FIN 46-R not later than March 31, 2004. However, the Company has applied the provisions of FIN 46 or FIN 46-R to those entities that are considered to be special-purpose entities as at December 31, 2003. The adoption of FIN 46 did not have a material effect on the Company’s financial condition and results of operations. See Note 10 for further information.

3.   Investments

Net investment income is derived from the following sources:

	2003	2002	2001

Fixed maturities, short-term investments and cash and cash
equivalents	$17,446	$20,546	$19,500
Investment expenses	(561)	(383)	(560)

Net investment income	$16,885	$20,163	$18,940

Proceeds from sales of fixed maturity securities and short-term investments during the years ended December 31, 2003, 2002 and 2001 were $491,116, $2,154,874 and $2,285,559, respectively. Gross gains of $39,884, $44,088 and $49,588 and gross losses of $36,334, $35,519 and $38,492 were realized on these sales for the years ended December 31, 2003, 2002 and 2001, respectively. The amortized cost, market value and related unrealized gains (losses) of investments are as follows:

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Fixed maturities:
U.S. Government and Government agencies	264,896	293	(170)	265,019
Corporate bonds	168,142	2,575	(3,081)	167,636
Mortgage-backed securities	76,652	1,280	-	77,932
Non-U.S. Sovereign Government bonds	32,910	251	-	33,161

Total fixed maturities	542,600	4,399	(3,251)	543,748

Short-term investments:
U.S. Government and Government agencies	40,090	-	-	40,090
Corporate bonds	196	26	-	222

Total short-term investments	40,286	26	-	40,312

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
December 31, 2002	Cost	Gains	Losses	Value

Fixed maturities:
U.S. Government and Government agencies	$30,269	$791	$(160)	$30,900
Corporate bonds	86,836	2,703	(494)	89,045
Mortgage-backed securities	153,622	3,127	(79)	156,670
Non-U.S. Sovereign Government bonds	2,514	168	(1)	2,681

Total fixed maturities	$273,241	$6,789	$(734)	$279,296

Short-term investments:
U.S. Government and Government agencies	$73,109	$-	$-	$73,109
Corporate bonds	3,302	40	-	3,342

Total short-term investments	$76,411	$40	$-	$76,451

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2003:

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

	Less than 12 months		More than 12 months		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
December 31, 2003	Value	Losses	Value	Losses	Value	Losses

U.S. Government and Government agencies	$21,953	$(80)	$-	$-	$21,953	$(80)
Corporate bonds	76,124	(3,004)	3,066	(20)	79,190	(3,024)

Mortgage-backed securities	17,720	(132)	4,190	(15)	21,910	(147)

Total fixed maturities	$115,797	$(3,216)	$7,256	$(35)	$123,053	$(3,251)

As of December 31, 2003, the total continuous unrealized loss position for twelve months or more was deemed to be temporary and arises as a result of general interest rate and credit spread movements.

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	December 31, 2003		December 31, 2002
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

Due after 1 year through 5 years	$210,157	$211,164	$14,487	$14,760
Due after 5 through 10 years	102,846	101,771	16,389	17,235
Due after 10 years	152,945	152,881	88,743	90,631
Mortgage-backed investments	76,652	77,932	153,622	156,670

Total fixed maturities	$542,600	$543,748	$273,241	$279,296

The credit quality of the investments at December 31, 2003 was as follows:

2003

AAA	67%
AA	18%
A	15%

4.   Portfolio Transfer and Principal Amounts Reinsured

During 2000, the Company assumed certain risks from XL Insurance (Bermuda) Ltd. Effective January 1, 2001 the Company entered into a portfolio transfer arrangement to assume these risks directly. As part of that arrangement, the existing reinsurance contracts between the Company and XL Insurance (Bermuda) Ltd were no longer required and were cancelled. Net deferred premium revenue of $29,713, net deferred acquisition costs of $4,556, net unpaid loss and loss expenses of $512 and cash of $25,669 have been transferred to the Company. The effect of the

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

portfolio transfer was to increase the principal amounts reinsured from $5.374 billion at December 31, 2000 to $10.393 billion as at January 1, 2001.

5. Deferred Acquisition Costs

Acquisition costs deferred for amortization against future income and related amortization charged to expenses are as follows:

	2003	2002

Balance, beginning of year	$19,324	$15,184
Costs deferred during the year:
Assumed commission expense	54,618	28,658
Ceding commission income	(9,686)	(18,707)

Total	$44,932	$9,951
Costs amortized during the year	(12,779)	(5,811)

Balance end of year	$51,477	$19,324

6.   Unpaid Losses and Loss Expenses

The Company’s liability for losses and loss expenses consists primarily of a reserve for losses incurred but not reported. Activity in the liability for losses and loss expenses was as follows:

	2003	2002	2001

Unpaid losses and loss expenses at beginning of year	$14,064	$6,592	$1,159
Unpaid losses and loss expenses recoverable	(3,678)	(559)	-

Net unpaid losses and loss expenses at beginning of year	10,386	6,033	1,159

Losses and loss expenses incurred in respect of losses occurring in:
Current year	23,147	7,917	4,362
Prior year	(5,377)	(3,564)	-

Total net incurred losses and loss expenses	17,770	4,353	4,362

Portfolio Transfer (note 4)	-	-	512

Net unpaid losses and loss expenses at end of year	28,154	10,386	6,033
Unpaid losses and loss expenses recoverable	7,745	3,678	559

Unpaid losses and loss expenses at end of year	$35,899	$14,064	$6,592

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

In 2001, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company’s initial assumptions.

7.   Premiums and Reinsurance

The Company utilizes reinsurance agreements principally to increase aggregate capacity and to reduce the risk of loss on business assumed. The Company’s reinsurance agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements.

The effect of reinsurance activity on premiums written and earned is shown below:

	2003	2002	2001

Reinsurance premiums assumed	$261,514	$154,894	$62,048
Direct premiums written	3,328	3,645	3,286
Reinsurance premiums ceded	(53,924)	(73,183)	(13,249)

Net premiums assumed	210,918	85,356	52,085
Change in deferred premiums and prepaid reinsurance premiums	(133,336)	(44,545)	(35,216)

Net reinsurance premiums earned	$77,582	$40,811	$16,869

Net reinsurance premiums earned includes releases of deferred premium for policies which have been retired early. The amounts recognized in 2003, 2002 and 2001 were $7,864; $1,942 and $NIL respectively.

The Company assumes and cedes business to and from affiliated monoline and multiline insurance companies; XL Capital Assurance Inc. (“XLCA”), XL Insurance (Bermuda) Ltd (“XLI”) and Financial Security Assurance Inc. (“FSA”). The amounts related to income, expenses, assets and liabilities with respect to this assumed and ceded business as of December 31, 2003 and 2002 are as follows:

2003
	XLCA	XLI	FSA	TOTAL

Assumed and ceded transactions:
Assumed premiums	$209,435	$1,729	$46,615	$257,779
Reinsurance premiums ceded	-	(48,940)	(30)	(48,970)
Change in deferred premium	(136,737)	187	(23,362)	(159,912)
Change in prepaid reinsurance premiums	-	23,314	-	23,314
Loss and loss expenses recoverable	-	3,772	8	3,780
Loss and loss expenses incurred	(11,341)	(1,092)	(9,780)	(22,213)
Assumed commission expenses	(31,064)	(424)	(5,187)	(36,675)
Ceding commission income	-	6,887	9	6,896

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

	XLCA	XLI	FSA	TOTAL

Assumed and ceded balances:
Deferred acquisition costs	$67,511	$1,005	$12,416	$80,932
Reinsurance balances receivable	31,445	970	667	33,082
Unpaid loss and loss expenses recoverable	-	7,204	-	7,204
Deferred premiums	(281,103)	(5,034)	(47,602)	(333,739)
Deferred ceding commission income	-	(26,946)	-	(26,946)
Unpaid loss and loss expenses	(19,805)	(492)	(11,640)	(31,937)
Reinsurance balances payable	-	(6,244)	-	(6,244)

2002
	XLCA	XLI	FSA	TOTAL

Assumed transactions:
Assumed premiums	$140,620	$8,721	$19,922	$169,263
Reinsurance premiums ceded	-	(71,715)	(58)	(71,773)
Change in deferred premium	(103,981)	1,415	(3,722)	(106,288)
Change in prepaid reinsurance premiums	-	59,297	-	59,297
Loss and loss expenses recoverable	-	3,098	15	3,113
Loss and loss expenses incurred	(9,160)	(2,522)	(3,910)	(15,592)
Assumed commission expenses	(14,770)	(1,382)	(2,860)	(19,012)
Ceding commission income	-	3,808	18	3,826

Assumed balances:
Deferred acquisition costs	32,813	1,104	6,526	40,443
Reinsurance balances receivable	16,287	3,515	1,140	20,942
Unpaid loss and loss expenses recoverable	-	3,432	-	3,432
Deferred premiums	(144,365)	(5,221)	(24,240)	(173,826)
Deferred ceding commission income	-	(19,949)	-	(19,949)
Unpaid loss and loss expenses	(8,464)	(1,584)	(5,827)	(15,875)
Reinsurance balances payable	-	(23,051)	-	(23,051)

Included in operating expenses at December 31, 2003, 2002 and 2001 was $50 for each year for consultancy services provided to the Company from Financial Security Assurance Inc. and Financial Security Assurance International Ltd.

8. Letters of Credit

XL Capital Ltd has established a letter of credit facility with a syndicate of commercial banks. Letters of credit issued under this facility are unsecured. Letters of credit totaling $362,911 and $172,777 related to the Company were outstanding as of December 31, 2003 and 2002, respectively.

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

9.   Derivative Instruments

Credit derivatives issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit derivatives to be financial guaranty contracts, in substance, as the Company intends to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit derivatives from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company’s credit derivatives portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit derivatives portfolio as of December 31, 2003 was $4.3 billion. Approximately 95% of the portfolio is rated AAA, with the remainder being split equally amongst AA, A and BBB respectively. The weighted average term of the contracts in force was 5.85 years.

The net fair value adjustment for the periods ended December 31, 2003, 2002 and 2001 was an unrealized gain (loss) of $9,157; $6,589 and ($17,939), respectively. In accordance with the transitional provisions of FAS 133, the Company recorded a transitional adjustment loss of $1,350 to recognize the difference between the carrying values and the fair values of the credit derivatives as of the adoption date. At December 31, 2003 and 2002, the Company had a net credit derivatives liability of $2,192 and $16,268, respectively.

10.   Variable Interest Entities

The Company primarily provides financial guaranty reinsurance or enters into a credit derivative on the senior interests, which would otherwise be rated investment grade. The obligations related to these transactions are often securitized through variable interest entities. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company’s interest in these variable interest entities is not significant and therefore, not consolidated.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $1.4 billion as of December 31, 2003. The Company’s maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $348.9 million as of December 31, 2003. The Company could experience a loss in the event that the underlying assets do not perform as expected.

11.   Shareholders’ Equity and Redeemable Preferred Shares

The Company was initially incorporated with an authorized share capital of $120,000 comprising 1,000 common shares of a par value $120 per share. These shares were issued to XL Insurance (Bermuda) Ltd on October 28, 1998. On November 3, 1998 the Company increased its authorized capital to $2.4 million divided into 10,000 common shares of a par value $120 per share and 10,000 cumulative participating voting redeemable preferred shares (“Redeemable Preferred Shares”) of par value $120 per share. Immediately thereafter, the Company issued 200

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

Redeemable Preferred Shares to Financial Security Assurance Inc. for a consideration of $99,500 per share and issued 800 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 per share. Thereafter, the initial 1,000 common shares were repurchased pursuant to a share repurchase agreement at par. On February 3, 1999 the Company repurchased 50 Redeemable Preferred Shares for a consideration of $98,000 per share from Financial Security Assurance Inc. Simultaneously, the Company issued an additional 50 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 per share, of which 98% ($4.9 million) was paid.

On December 6, 2000 the Company, pursuant to a share subscription agreement, issued an additional 213 Redeemable Preferred Shares for a cash consideration of $24 million to Financial Security Assurance International Ltd. and an additional 1,207 Common Shares for a consideration of $136 million to XL Insurance (Bermuda) Ltd. The consideration in respect of the Common Shares was settled in part with fixed maturity securities with a fair market value of $132 million. The remainder was settled with cash.

The holder of the Common Shares is entitled to three votes per share and to such dividends as the Board of Directors may from time to time declare. Albeit, the Company resolved not to declare or grant dividends on its outstanding Common Shares until December 31, 2006. In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the Common Shareholder shall be entitled to the surplus assets of the Company remaining after distributions to the Redeemable Preferred Shareholder.

The holders of the Redeemable Preferred Shares are entitled to one vote per share and are entitled to receive a 5% Fixed Dividend on the amount initially paid for the Redeemable Preferred Shares, plus, a participating dividend.

At any time, the Redeemable Preferred Shares are redeemable by the Company in whole but not in part at its sole option at a redemption price equal to the sum of (i) the fair market value of such Redeemable Preferred Shares, subject to the Cap (maximum calculated rate of return of 19%) and the Floor (minimum calculated rate return of 8%), plus (ii) the excess, if any, of (A) 91.5% of the Company’s Earnings, if any, in the fiscal year in which the date of redemption occurs up to the date of the redemption, as calculated by the Company over (B) Total Dividends paid to the Redeemable Preferred Shareholders in such fiscal year; provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. At any time after the tenth anniversary of the date of the initial issue, the Preferred Shares are redeemable in whole but not in part at the election of the Preferred Shareholders at their sole option at a redemption price equal to fair market value provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. The fair market value for redemption purposes shall be determined by mutual agreement of both Preferred and Common Shareholders.

In the event of a winding-up or dissolution of the Company whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, the Redeemable Preferred Shareholders shall be entitled, to the extent of the availability of assets of the Company and in priority to the Common Shareholders, to receive an amount (the “Dissolution Amount”) equal to the sum of (i) the amount initially paid for the Redeemable Preferred Shares, (ii) additional capital contributions paid by the Redeemable Preferred Shareholders, (iii) any accrued and unpaid Fixed Dividends and (iv) 91.5% of cumulative Earnings of the Company from inception through the date of distribution less the amount of Earnings distributed to the Redeemable Preferred Shares during such period, provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

the Dissolution Amount shall not exceed 15% of the sum of the accreted value of all distributions to all shareholders plus the aggregate fair market value of the capital stock of the Company and provided further that the Redeemable Preferred Shareholders shall not be entitled to any further or other right of participation in the assets of the Company.

12.   Dividends

During each of the years ended December 31, 2003, 2002 and 2001, fixed dividends of $1,950 were accrued on the Redeemable Preferred Shares. In addition to the regular fixed 5% dividend, the redeemable preferred shareholders are subject to receive a participating dividend calculated based on guidelines established in the Company’s bye-laws. The participating dividend calculation is performed and accrued in the first quarter of the subsequent fiscal year. In this regard, participating dividends of $4,692 and $4,715 were calculated for the fiscal years 2002 and 2001 and paid.

13. Taxation

Bermuda presently imposes no income tax, withholding tax or capital gains taxes and the Company is exempted until March 2016 from any such future taxes pursuant to the Bermuda Exempted Undertakings Tax Protection Act 1966, and Amended Act 1987.

14. Statutory Financial Data

Under The Act, the Company is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires the company to meet certain minimum capital and surplus requirements. To satisfy these requirements, the Company was required to maintain a minimum level of statutory capital and surplus of $31.9 million, $15.0 million and $9.9 million as of December 31, 2003, 2002 and 2001, respectively.

The following summarizes the significant differences between statutory accounting practices and generally accepted accounting principles (“GAAP”).

	2003	2002	2001

GAAP net income	$76,161	$69,492	$22,223
Deferred acquisition costs	(40,372)	(22,189)	(16,694)
Net realized and unrealized (gains) losses on credit derivatives	(9,157)	(6,589)	17,939

Statutory net income	$26,632	$40,714	$23,468

GAAP shareholders’ equity	$430,639	$366,041	$299,135
Non-admitted assets	(78,621)	(29,093)	(314)

Statutory shareholders’ equity	$352,018	$336,948	$298,821

The Company is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities. As of December 31, 2003, 2002 and 2001, the Company was required to maintain relevant assets of at least $238.2 million, $116.0 million and $157.3 million, respectively. At

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

those dates relevant assets were approximately $651.3 million, $503.8 million and $515.2 million, respectively, and the minimum liquidity ratio was therefore met.

15. Retirement Plans

The Company maintains a defined contribution plan. Plan assets are invested principally in equity securities and fixed maturities.

The plan is managed externally and employees and the Company contribute a certain percentage of the employee’s gross salary into the plan each month. The Company’s contribution generally vests over 5 years. The Company’s expenses for its defined contribution plan were $228, $189 and $193 for the years ended December 31, 2003, 2002 and 2001, respectively.

16. Amounts Due from Parent and Affiliates

Amounts due from XL Insurance (Bermuda) Ltd and affiliates of the Company are interest free and have no set terms of repayment. The balances arise as a result of the Company’s operating activities.

17.   Outstanding Exposure and Collateral

The Company’s policies reinsure the scheduled payments of principal and interest on asset-backed and municipal obligations. The following tables have been enhanced from the prior year to reflect the insured exposures in categories based on the Company’s underwriting and surveillance structure. The principal amount reinsured (in millions) as of December 31, 2003 and 2002 and the terms to maturity are as follows:

	Structured Finance		Structured Single Risk		Public Finance
2003
	Gross	Net	Gross	Net	Gross	Net
Terms to Maturity	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S

0 to 5 Years	$6,887	$6,146	$1,881	$1,421	$1,408	$1,037
5 to 10 Years	6,327	5,710	3,170	1,944	1,426	1,190
10 to 15 Years	2,770	2,770	569	501	1,852	1,402
15 to 20 Years	544	544	532	506	2,984	2,766
20 Years and Above	2,011	1,629	2,520	2,252	10,540	8,764

Total	$18,539	$16,799	$8,672	$6,624	$18,210	$15,159

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

	Structured Finance		Structured Single Risk		Public Finance
2002
	Gross	Net	Gross	Net	Gross	Net
Terms to Maturity	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S

0 to 5 Years	$5,735	$5,288	$1,882	$1,119	$375	$339
5 to 10 Years	4,324	4,245	1,141	543	1,010	874
10 to 15 Years	3,582	3,185	385	350	949	577
15 to 20 Years	541	493	236	177	1,124	810
20 Years and Above	2,201	1,529	1,692	1,692	4,508	3,230

Total	$16,383	$14,740	$5,336	$3,881	$7,966	$5,830

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations and diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of reinsured obligations in the asset-backed reinsured portfolio are backed by the following types of collateral as of December 31, 2003 and 2002 (in millions):

	2003		2002

Types of Collateral	Gross	Net	Gross	Net

Collateralized debt	$8,033	$8,033	$8,353	$8,170
Corporate assets	3,348	3,071	1,274	1,226
Consumer assets	7,158	5,695	6,756	5,344

Total asset-backed obligations	$18,539	$16,799	$16,383	$14,740

In its asset-backed business, the Company considers its overall geographic concentration as a factor in underwriting reinsurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. In writing reinsurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry.

The Company seeks to maintain a diversified portfolio of reinsured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state and territory of the United States, those states and territories in which municipalities located therein issued an aggregate of 2% or more of the Company’s par amount outstanding of reinsured municipal securities as of December 31, 2003 and 2002 (in millions):

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

2003	Par Amount Outstanding
State/Territory	Gross	Net	% of Net

New York	$2,854	$2,174	14.3%
California	2,651	1,880	12.4%
Massachusetts	1,356	921	6.1%
New Jersey	1,120	1,120	7.4%
Alabama	970	446	3.0%
Illinois	954	869	5.7%
Other U.S. states	7,154	6,855	45.2%
International	1,151	894	5.9%

Total	$18,210	$15,159	100.0%

2002	Par Amount Outstanding
State/Territory	Gross	Net	% of Net

New York	$1,921	$1,355	23.2%
California	1,339	684	11.7%
Massachusetts	292	166	2.9%
New Jersey	190	190	3.3%
Alabama	756	340	5.8%
Illinois	18	18	0.3%
Other U.S. states	2,974	2,733	46.9%
International	476	344	5.9%

Total	$7,966	$5,830	100.0%

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

As of December 31, 2003 and 2002, the insured portfolio was diversified by type of insured obligation as shown in the following table:

	2003			2002
	Gross	Net	% ofN et	Gross	Net	% of Net

Structured Finance
Auto	3,705	3,106	18.6%	2,390	2,331	15.9%
CDO – Balance Sheet	1,915	1,915	11.4%	3,130	2,980	20.2%
CDO – Cash Flow	5,450	5,450	32.4%	4,225	4,192	28.4%
CDO – Market Value	218	218	1.3%	218	218	1.5%
CDO – Repackagings	450	450	2.7%	780	780	5.3%
Consumer Mortgage	2,169	1,518	9.0%	3,670	2,530	17.2%
Consumer Receivables	276	252	1.5%	178	154	1.0%
Corporate Receivables / Leases	1,998	1,998	11.9%	1,196	1,196	8.1%
Credit Card	1,008	819	4.8%	519	330	2.2%
Structured Finance – Other	1,350	1,073	6.4%	77	29	0.2%

	18,539	16,799	100.0%	16,383	14,740	100.0%

Structured Single Risk
Bank Deposit Program	1,063	797	12.0%	542	406	10.5%
Financial Insurance	1,039	954	14.4%	835	835	21.5%
Future Flow	1,958	554	8.4%	1,796	536	13.8%
Pre-Insured	1,035	1,036	15.7%	884	884	22.8%
Project Finance	1,672	1,420	21.4%	521	462	11.9%
Structured Investment Products – Other	198	198	3.0%	38	38	0.9%
Structured Finance – Other	1,707	1,665	25.1%	720	720	18.6%

	8,672	6,624	100.0%	5,336	3,881	100.0%

Public Finance
General Obligations	7,714	6,396	42.2%	3,560	2,608	44.7%
Higher Education	1,723	1,383	9.1%	713	507	8.7%
Housing	284	284	1.9%	2	2	0%
IOU’s	2,263	2,054	13.5%	876	744	12.8%
Non Ad Valorem	662	662	4.4%	16	16	0.3%
Special Revenue	324	162	1.1%	4	4	0%
Transportation	1,797	1,712	11.3%	429	389	6.7%
Utilities	3,443	2,506	16.5%	2,366	1,560	26.8%

	18,210	15,159	100.0%	7,966	5,830	100.0%

Total	45,421	38,582		29,685	24,451

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

18.   Disclosures About Fair Value of Financial Instruments

Estimated fair values have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the following estimated fair value amounts.

Fixed-maturity investments

The carrying amount represents fair value, which is based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes.

Short-term investments

The carrying amount represents fair value, which approximates cost due to the short maturity of these instruments.

Cash and cash equivalents

The carrying amount is a reasonable estimate of approximate fair value because of the short maturity term of these instruments.

Deferred premium revenue

The carrying amount of deferred premium revenue, represents the Company’s future premium revenue on policies where the premium was received at the inception of the reinsurance contract. The fair value of deferred premium revenue is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company’s financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the reinsurance contract.

Installment premiums

Consistent with industry practice, there is no carrying amount for future installment premiums since the Company will receive premiums on an installment basis over the term of the reinsurance contract. Similar to deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company’s financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the reinsurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net premium and ceding commissions) discounted at 7%. The Company has determined that the costs for originating and servicing the contract would be immaterial and that the carrying value and the estimated fair value would be approximately the same. At December 31, 2003 and 2002, the fair value of such installment premiums was approximately $211.7 million and $178.5 million, respectively.

XL Financial Assurance Ltd.
 Notes to Financial Statements
For the years ended December 31, 2003, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

Unpaid losses and loss expenses

The carrying amount is fair value, which is the present value of the expected cash flows for specifically identified claims and potential losses in the Company’s reinsured portfolio.

	2003		2002

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Assets

Fixed maturities	$543,748	$543,748	$279,296	$279,296
Short-term investments	40,312	40,312	76,451	76,451
Cash and cash equivalents	26,346	26,346	125,073	125,073
Reinsurance balances receivable	33,446	33,446	21,066	21,066

Liabilities

Deferred premium revenue	348,719	348,719	188,464	188,464
Unpaid losses and loss expenses	35,899	35,899	14,064	14,064
Reinsurance balances payable	6,275	6,275	23,697	23,697

Off balance sheet instruments

Installment premiums	-	211,661	-	178,490

19.   Unaudited Quarterly Financial Information

The following is a summary of the unaudited quarterly financial data for 2003 and 2002.

	First	Second	Third	Fourth	Full
2003	Quarter	Quarter	Quarter	Quarter	Year

Gross premiums written	$38,793	$88,756	$78,863	$58,430	$264,842
Net premiums written	30,495	69,676	66,421	44,326	210,918
Net premiums earned	13,188	18,924	19,964	25,506	77,582
Net investment income	4,070	3,404	3,904	5,507	16,885
Loss and loss expenses	5,861	5,015	2,031	4,863	17,770
Net income	13,802	21,518	17,253	23,588	76,161

	First	Second	Third	Fourth	Full
2002	Quarter	Quarter	Quarter	Quarter	Year

Gross premiums written	$16,768	$69,382	$24,628	$47,761	$158,539
Net premiums written	11,730	33,798	1,479	38,349	85,356
Net premiums earned	6,770	7,714	9,465	16,862	40,811
Net investment income	4,656	5,048	6,324	4,135	20,163
Loss and loss expenses	1,709	1,974	2,396	(1,726)	4,353
Net income	18,789	11,227	16,134	23,342	69,492